UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

March 8, 2016

Date of Report (Date of earliest event reported)

ENERGY TRANSFER EQUITY, L.P.

(Exact name of Registrant as specified in its charter)

Delaware	1-32740	30-0108820
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(Address of principal executive offices)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02.	Unregistered Sales of Equity Securities.

On March 8, 2016, Energy Transfer Equity, L.P. (the “Partnership”) completed a private offering of Series A Convertible Preferred Units representing limited partner interests in the Partnership (the “Convertible Units”) to certain common unitholders who are “accredited investors” (as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) (the “offerees”).

The Convertible Units were issued to offerees who elected to participate in a plan (the “Plan”) to forgo a portion of their future potential cash distributions on common units participating in the Plan for a period of up to nine fiscal quarters, commencing with distributions for the fiscal quarter ending March 31, 2016 (the “plan period”), and reinvest those distributions in the Convertible Units. Each offeree who elected to participate in the Plan (an “Electing Unitholder”) received one Convertible Unit for each common unit that such Electing Unitholder validly elected to participate in the Plan (each such common unit, a “Participating Common Unit”). The Convertible Units will automatically convert into common units at the Conversion Price (defined below) at the end of the plan period as described below.

The Partnership issued 329,299,267 Convertible Units to the Electing Unitholders at the closing of the offering (the “Closing”), which represents the participation by common unitholders with respect to approximately 31.5% of the Partnership’s total outstanding common units. The Partnership’s Chairman, Kelcy Warren, participated in the Plan with respect to substantially all of his common units, which represent approximately 18% of the Partnership’s total outstanding common units, and was issued 187,313,942 Convertible Units.

The Partnership expects to use the net proceeds realized from the reinvestment of forgone distributions on Participating Common Units for general partnership purposes, which could include repayment of debt proposed to be incurred in connection with the acquisition of The Williams Companies, Inc. (“WMB”), the acquisition of equity securities of Energy Transfer Partners, L.P. (“ETP”) or other transactions to provide financial support to ETP. The Plan reflects the Partnership’s broader strategy to be proactive in maintaining its credit rating and enhancing its liquidity position. The Partnership has presented the Plan to the credit rating agencies and has received favorable reactions from the agencies for the Plan. The Plan, together with other actions available to the Partnership, is designed to place the Partnership in the strongest possible financial position for 2016 and 2017.

Initially, the Partnership intended to provide the opportunity to participate in the Plan to all of its common unitholders on substantially the same terms as the private offering. The merger agreement entered into by the Partnership and WMB requires each party to obtain the other party’s consent to take certain actions prior to the closing of the merger. The Partnership believes that the terms of the merger agreement permitted the Partnership to provide the opportunity to participate in the Plan to all of its common unitholders. In order to offer participation in the Plan to all of its common unitholders, the Partnership would have been required to file a registration statement with the Securities and Exchange Commission (the “SEC”) relating to the public offering of the Convertible Units. Such a filing would require the consent of WMB’s independent registered accounting firm to the incorporation by reference in the registration statement of its report on WMB’s audited financial statements. However, after the Partnership advised WMB of the Partnership’s intention to pursue a public offering of the Convertible Units pursuant to the Plan, WMB declined to allow its independent registered accounting firm to provide the auditor consent required to be included in a registration statement for a public offering. As a result, in light of what the Partnership viewed as an important step to address potential cash needs (including to finance part of the consideration payable to WMB stockholders in the merger), the Partnership determined to conduct a private offering to certain accredited investors that was not subject to the SEC rules requiring the consent of WMB’s independent registered accounting firm. In connection with the proposed public offering, WMB advised the Partnership that WMB believed its consent was required under the merger agreement for the public offering and declined to consent. The Partnership believes that both the proposed public offering and the completed private offering are permitted by the terms of the merger agreement and as a result did not request WMB’s consent to pursue the private offering.

Terms of the Plan and the Convertible Units

Electing Unitholders received one Convertible Unit for each Participating Common Unit. With respect to each quarter for which the declaration date and record date occurs prior to the closing of the Partnership’s acquisition of WMB, or earlier termination of the merger agreement relating to such acquisition (the “WMB End Date”), each Participating Common Unit will receive the same cash distribution as all other common units up to $0.11 per unit, which represents approximately 40% of the per unit distribution paid with respect to the Partnership’s common units for the quarter ended December 31, 2015 (the “Preferred Distribution Amount”), and the holder of such Participating Common Unit will forgo all cash distributions in excess of that amount (other than extraordinary distributions).

With respect to each quarter for which the declaration date and record date occurs after the WMB End Date, each Participating Common Unit will forgo all distributions for each such quarter (other than extraordinary distributions), and each Convertible Unit will receive the Preferred Distribution Amount payable in cash prior to any distribution on the Partnership’s common units (other than extraordinary distributions). Extraordinary distributions include (i) any non-cash distribution or (ii) any cash distribution that is materially and substantially greater, on a per unit basis, than the Partnership’s most recent regular quarterly distribution, as determined by the Partnership’s general partner.

The plan period will end on the first business day following the date that is the earliest of (a) May 18, 2018, (b) the date upon which the Convertible Units would be convertible into 136,612,021 common units (the quotient of $1.0 billion and the closing price of the common units on the New York Stock Exchange on the closing date of the private offering), (c) the date of a change of control of the Partnership or (d) the date of the dissolution of the Partnership.

At the end of the plan period, each Convertible Unit will automatically convert into common units, the number of which will be determined by dividing (a) the Conversion Value (as defined and described below) at the end of the plan period by (b) $6.56, which is 95% of the five-day volume-weighted average closing price of the Partnership’s common units on the New York Stock Exchange on the date immediately prior to the commencement of the private offering (the “Conversion Price”).

The conversion value of each Convertible Unit (the “Conversion Value”) on the closing date of the offering is zero. The Conversion Value will increase each quarter in an amount equal to $0.285, which is the per unit amount of the cash distribution paid with respect to the Partnership’s common units for the quarter ended December 31, 2015, less the cash distribution actually paid with respect to each Convertible Unit for such quarter (or, if prior to the WMB End Date, each Participating Common Unit). Any cash distributions in excess of $0.285 per common unit, and any extraordinary distributions, made with respect to any quarter during the plan period will be disregarded for purposes of calculating the Conversion Value.

The Convertible Units, as well as all Participating Common Units owned by the Electing Unitholders, are not transferable during the plan period without the prior written consent of the Partnership’s general partner. Further, in connection with their participation in the Plan, Electing Unitholders have agreed not to enter into any hedging transaction (including the purchase of any puts, calls or other derivative instruments) with respect to any equity or equity-linked securities of the Partnership during the plan period.

The Convertible Units were issued to the Electing Unitholders in a private offering pursuant to exemptions from registration in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Convertible Units and the common units issuable upon the conversion of the Convertible Units have not been registered under the Securities Act and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

The foregoing description of the Convertible Units is subject to and qualified in its entirety by reference to the full text of the LPA Amendment (as defined below), which is filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated into this Item 3.02 in its entirety by reference.

Item 5.03.	Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 8, 2016, LE GP, LLC, the general partner of the Partnership, adopted Amendment No. 5 to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated as of February 8, 2006 (the “LPA Amendment”), pursuant to which the designations, preferences and relative participating, optional or other special rights, powers and duties of holders of the Convertible Units were established. A copy of the LPA Amendment is attached hereto as Exhibit 3.1 and is incorporated by reference into this Item 5.03. The foregoing summary of the LPA Amendment does not purport to be complete and is qualified in its entirety by reference to Exhibit 3.1 hereto.

Item 8.01.	Other Events.

The information in Item 3.02 of this Current Report on Form 8-K is incorporated into this Item 8.01 by reference.

Forward-looking Statements

        This Current Report on Form 8-K may contain forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the potential merger of the Partnership and WMB, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K for each of the Partnership, Energy Transfer Partners L.P. (“ETP”), Sunoco Logistics Partners L.P. (“SXL”), Sunoco LP (“SUN”), WMB and Williams Partners LP (“WPZ”) filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in the Partnership’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Current Report are set forth in other reports or documents that the Partnership, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between the Partnership, Energy Transfer Corp LP (“ETC”) and WMB; (2) the ultimate outcome and results of integrating the operations of the Partnership and WMB, the ultimate outcome of the Partnership’s operating strategy applied to WMB and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of the Partnership, ETC and WMB, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and WMB stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of the Partnership’s common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to WMB stockholders; and (9) the ability to maintain ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s current credit ratings. All forward-looking statements attributable to the Partnership or any person acting on the Partnership’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither the Partnership nor WMB undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Current Report or to reflect actual outcomes.

Additional Information

This Current Report does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This Current Report relates to the entry by the Partnership and WMB into definitive agreements for a combination of the two companies. In furtherance of this proposal and subject to future developments, the Partnership, ETC and WMB may file one or more registration statements, proxy statements or other documents with the SEC. This Current Report is not a substitute for any proxy statement, registration statement, prospectus or other document the Partnership, ETC or WMB may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE PARTNERSHIP AND WMB ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WMB. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Partnership, ETC and WMB through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by the Partnership and ETC with the SEC will be available free of charge on the Partnership’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by WMB with the SEC will be available on WMB’s website at investor.williams.com.

The Partnership and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of the Partnership’s general partner is contained in the Partnership’s Annual Report on Form 10-K filed with the SEC on February 29, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Partnership using the sources indicated above.

WMB and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of WMB is contained in WMB’s Annual Report on Form 10-K filed with the SEC on February 26, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WMB using the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 to this current report presents the following unaudited pro forma condensed combined financial information of the Partnership and its subsidiaries relating to the Partnership’s acquisition of WMB, which has been prepared in accordance with Article 11 of Regulation S-X:

•	Unaudited pro forma condensed combined balance sheet as of December 31, 2015;

•	Unaudited pro forma condensed combined statement of continuing operations for the year ended December 31, 2015; and

•	Notes to unaudited pro forma condensed combined financial statements.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy Transfer Equity, L.P.

	By:	LE GP, LLC,
its general partner

Date: March 9, 2016
	By:	/s/ John W. McReynolds
John W. McReynolds
President

EXHIBIT INDEX

Exhibit Number	Description of the Exhibit

3.1	Amendment No. 5 to the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P., dated as of March 8, 2016.

99.1	Unaudited Pro Forma Condensed Combined Financial Statements.